UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 17, 2009

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

New awards of $300 million for Quinvaxem®
bringing total value up to $800 million

Leiden, The Netherlands (17 August, 2009) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that a large supranational organization has awarded the first portion of new contracts worth $300 million for supplies of Crucell’s Quinvaxem® paediatric vaccine. The new contracts are the largest ever received by Crucell and cover the period 2010–2012, with the initial awarded amount expected to grow even further over those three years.

These contracts are in addition to the $500 million obtained over the tender period 2007–2009, and support the superior quality and reliability of Crucell’s fully-liquid pentavalent vaccine. They bring the total value of contracts awarded since the launch of Quinvaxem® at the end of 2006 to $800 million. During the first tender round in 2006, Crucell was initially awarded $230 million (Dec 2006) and received additional incremental awards of $130 million and $140 million in May and September, 2008, respectively.

“This new award for the period 2010–2012 emphasizes Crucell’s position as a leading supplier of important vaccines. We are very proud that by means of our pentavalent vaccine we are able to save lives by making a significant contribution to children’s vaccination programs in the developing world,” said Ronald Brus, Crucell’s Chief Executive Officer.

Following the WHO prequalification in September 2006, the combination fully liquid pentavalent vaccine was made available to supranational purchasing organizations. Supranational organizations are major customers for combination vaccines, which are used in large vaccination programs in developing countries.

Quinvaxem® is a fully liquid vaccine combining antigens for protection against five potentially deadly childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B, and Haemophilus influenzae type B (hib). As the first internationally available fully liquid vaccine containing all five of these antigens, Quinvaxem® offers major healthcare advantages, particularly in countries with a challenging infrastructure and hygiene problems.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production

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technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:

Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel: +31-(0)71-519 7064
ir@crucell.com

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
August 17, 2009 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations